UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QUANTA SERVICES, INC.
(Name of Subject Company (issuer))
QUANTA SERVICES, INC. (ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.0% Convertible Subordinated Notes
due 2007
(Title of Class of Securities)
74762EAA0
(CUSIP Number of Class of Securities)
Tana L. Pool, Esq.
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, Texas 77056
(713) 629-7600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
W. Robert Shearer
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, Texas 77002-5009
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee

$169,912,500	$18,181

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $172,500,000 principal amount of Quanta Services’ 4.0% Convertible Subordinated Notes due 2007 at a purchase price of $985 per $1,000 principal amount outstanding. The amount of the filing fee, $107.00 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Quanta Services, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s 4.0% Convertible Subordinated Notes due 2007 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated May 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”). The Notes were issued by the Company on July 25, 2000 pursuant to a Subordinated Indenture, dated as of July 25, 2000, between the Company and Chase Bank of Texas, National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated as of July 25, 2000, between the Company and Chase Bank of Texas, National Association, as Trustee (as so supplemented, the “Indenture”). HSBC Bank USA, National Association is the current Trustee (the “Trustee”) under the Indenture, as successor in interest to Chase Bank of Texas, National Association.
      This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.
      The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference in response to this Item 1.

Item 2.	Subject Company Information.
      a. Name and address. The issuer of the Notes that are subject to the Offer is Quanta Services, Inc., a Delaware corporation. Its principal executive offices are located at 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056. Its telephone number is (713) 629-7600.
      b. Securities. The subject class of securities is the 4.0% Convertible Subordinated Notes due 2007 of the Company. As of the date of this Schedule TO, there was outstanding $172,500,000 aggregate principal amount of the Notes.
      c. Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. However, there is no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.
      The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The address for each such person is: c/o Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056 and the telephone number for each such person is: (713) 629-7600.

Name	Office

John R. Colson	Chief Executive Officer, Chairman of the Board of Directors
Gary A. Tucci	Director
Vincent D. Foster	Director
James R. Ball	Director
Bernard Fried	Director
Louis C. Golm	Director
Worthing F. Jackman	Director
Bruce Ranck	Director
John R. Wilson	Director, President — Electric Power and Gas Division
James H. Haddox	Chief Financial Officer
Kenneth W. Trawick	President — Telecommunications and Cable Television Division
Tana L. Pool	Vice President and General Counsel
Derrick A. Jensen	Vice President, Controller and Chief Accounting Officer
Nicholas M. Grindstaff	Treasurer
Benadetto G. Bosco	Senior Vice President — Business Development and Outsourcing
James F. O’Neil III	Senior Vice President — Operations Integration and Audit
Darren B. Miller	Vice President — Information Technology and Administration

Item 4.	Terms of the Transaction.
      a. Material terms. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Terms of the Offer,” “Certain Significant Considerations” and “Material United States Federal Income Tax Consequences,” is incorporated herein by reference.
      b. Purchases. Notes will not be purchased from any officer, director or other affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the subject securities:

(a) Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference); and

(b) First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).
      Descriptions of the material provisions of the foregoing agreements are incorporated herein by reference to “Description of Debt Securities” on pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and “Description of Notes” on pages S-37 through S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) on July 20, 2000.
      The foregoing agreements, arrangements and understandings, as well as descriptions of the material provisions of such, are attached hereto as Exhibits (d)(1) through (d)(4) and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plan or Proposals.
      a. Purposes. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Summary Term Sheet — Why is Quanta Making the Offer?” and “Purpose of the Offer,” is incorporated herein by reference.
      b. Use of Securities Acquired. The Company will deliver all Notes purchased by the Company in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.
      c. Plans. Except for the Offer and as set forth below, the Company is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).
      Effective as of its Annual Meeting of Stockholders scheduled for May 24, 2006, the Company intends to increase the number of members of its board of directors from nine to eleven.

Item 7.	Source and Amount of Funds or Other Consideration.
      a. Source of Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.
      b. Conditions. The information set forth in the Offer to Purchase, most specifically under the section captioned “Terms of the Offer-Conditions to the Offer,” is incorporated herein by reference.
      c. Borrowed Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
      a. Securities ownership. None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.
      b. Securities transactions. There have been no transactions in the subject securities during the past 60 days by any of the persons listed in Instruction 1 to Regulation M-A 1008(b).

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      a. Solicitations or Recommendations. The information set forth in the Offer to Purchase, most specifically under the section captioned “The Dealer Managers, Depositary and Information Agent,” is incorporated herein by reference.

Item 10.	Financial Statements.
      a. Financial Information. The Company does not believe financial statements are material because: (a) the consideration offered consists solely of cash; (b) the Offer is not subject to any financing condition; (c) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR; and (d) the Offer is for all outstanding securities of the subject class.
      b. Pro Forma Information. Not applicable.

Item 11.	Additional Information.
      None.

Item 12.	Exhibits.

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase, dated May 16, 2006.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Exhibit
No.	Description

(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 16, 2006.
(b)(1)	Indenture, dated May 3, 2006, by and between Quanta Services, Inc. and Wells Fargo Bank, N.A., as Trustee (previously filed as Exhibit 99.2 to the Company’s Form 8-K (No. 001-13831) filed May 4, 2006 and incorporated herein by reference).
(d)(1)	Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference).
(d)(2)	First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).
(d)(3)	Description of Debt Securities (previously filed as pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and incorporated herein by reference).
(d)(4)	Description of Notes (previously filed as pages S-37 through S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) filed July 20, 2000 and incorporated herein by reference).
(g)	None.
(h)	None.

Item 13.	Information required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTA SERVICES, INC.

By:	/s/ James H. Haddox

James H. Haddox
Chief Financial Officer
Dated: May 16, 2006

Exhibit Index

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase, dated May 16, 2006.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 16, 2006.
(b)(1)	Indenture, dated May 3, 2006, by and between Quanta Services, Inc. and Wells Fargo Bank, N.A., as Trustee (previously filed as Exhibit 99.2 to the Company’s Form 8-K (No. 001-13831) filed May 4, 2006 and incorporated herein by reference).
(d)(1)	Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference).
(d)(2)	First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).
(d)(3)	Description of Debt Securities (previously filed as pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and incorporated herein by reference).
(d)(4)	Description of Notes (previously filed as pages S-37 through S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) filed July 20, 2000 and incorporated herein by reference).
(g)	None.
(h)	None.